      							OMB Number	3235-0287
								Expires:		September 30, 1998
								Estimated average burden
								hours per response			0.5
FORM 4
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
				STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


	Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934,
		Section 17(a) of the Public Utility Holding Company Act of 1935
			or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person*

<<	Michael Ashker >>
	2601 Fair Oaks Boulevard, Sacramento, CA 95864 >>
______________________________________________________________________
	(Last) (First) (Middle), (Street), (City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol

<<	Provident American Corporation (PAMC) >>

3.	IRS or Social Security Number of Reporting Person (Voluntary) ________

4.	Statement for Month/Year

<<	11-98 >>

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			____ 10% Owner

	XXXX Officer (give		____ Other (specify
          title below)			  below)

<<	CEO of HealthAxis.Com Division >>

7.	Individual or Joint/Group Filing (Check Applicable line)

	XXXX Form filed by one Reporting Person

	____ Form filed by More than One Reporting Person
												SEC 1474 (7-96)

FORM 4 (continued)							Page 2 of 7 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3)

<<	COMMON STOCK >>

2.	Transaction Date (Month/Day/Year)

<<	November 9, 1998 >>

3.	Transaction Code (Instr. 8)

	Code					V

<<	J (1) 			__________ >>

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount				(A) or (D)			Price

<<	260,000					D			$  N/A >>

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)



6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.	Nature of Indirect Beneficial Ownership (Inst. 4)

FORM 4 (continued)							Page 3 of 7 Pages

1.	Title of Security (Instr. 3)

<<	COMMON STOCK >>

2.	Transaction Date (Month/Day/Year)

<<	November 13, 1998 >>

3.	Transaction Code (Instr. 8)

	Code					V

<<	P 				__________ >>

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount				(A) or (D)			Price

<<	250,000					A			$ 3.50 >>

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)



6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.	Nature of Indirect Beneficial Ownership (Inst. 4)

FORM 4 (continued)							Page 4 of 7 Pages

1.	Title of Security (Instr. 3)

<<	COMMON STOCK >>

2.	Transaction Date (Month/Day/Year)

<<	November 20, 1998 >>

3.	Transaction Code (Instr. 8)

	Code					V

<<	J (2) 				__________ >>

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount				(A) or (D)			Price

<<	58,000					D			$  N/A >>

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)

<<	312,200 >>

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

<<	D - 61,000			I - 251,200  >>

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

<<	As Manager of limited liability company. >>

Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).							SEC 1474 (7-96)

FORM 4 (continued)							Page 5 of 7 Pages

Table II -	Derivative Securities Acquired, Disposed of,
			or Beneficially Owned
			(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

<<	Options >>

2.	Conversion or Exercise Price of Derivative Security

<<	$0.91 >>

3.	Transaction Date (Month/Day/Year)

<<	11-11-98 >>

4.	Transaction Code (Instr. 8)

	Code				V

<<	J (3) 			____________ >>

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)

<<	(A)	_____________	(D)	917,920 >>

6.	Date Exercisable and Expiration Date (Month/Day/Year)

<<	Date Exercisable	7-2-98	Expiration Date		12-2-03 >>

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title				Amount or Number of Shares

<<	Common Stock			917,920 >>

8.	Price of Derivative Security (Instr. 5)

<<	$  N/A >>

9.	Number of derivative Securities Beneficially Owned at End of Month
	(Instr. 4)
	________________________

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4)

11.	Nature of Indirect Beneficial Ownership (Inst. 4)

	______________________________________________________________________

FORM 4 (continued)							Page 6 of 7 Pages

1.	Title of Derivative Security (Instr. 3)

<<	Options >>

2.	Conversion or Exercise Price of Derivative Security

<<	$4.17 >>

3.	Transaction Date (Month/Day/Year)

<<	11-13-98 >>

4.	Transaction Code (Instr. 8)

	Code				V

<<	J (4) 			____________ >>

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)

<<	(A)	150,000		(D)	______________  >>

6.	Date Exercisable and Expiration Date (Month/Day/Year)

<<	Date Exercisable	11-13-98		Expiration Date		11-13-2001 >>

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title				Amount or Number of Shares

<<	Common Stock			150,000 >>

8.	Price of Derivative Security (Instr. 5)

<<	$N/A >>

9.	Number of derivative Securities Beneficially Owned at End of Month
	(Instr. 4)

<<	400,000 >>

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4)

<<	I >>

11.	Nature of Indirect Beneficial Ownership (Inst. 4)

<<	As Manager of limited liability company. >>

FORM 4 (continued)							Page 7 of 7 Pages

Explanation of Responses:				/s/ Michael Ashker		12-10-98
													  Date
The reporting person has				Michael Ashker
only a pro rata interest in
the securities reported and 			**Signature of Reporting Person
disclaims beneficial ownership
of the securities reported except
to the extent of the reporting
person's pecuniary interest.

(1) J - An investment advisory client of a limited liability company, of which the reporting person is the manager, terminated the investment management agreement with that limited liability company, causing the reporting person to lose voting control over 260,000 shares of common stock. In addition, the reporting person inadvertently reported an additional 90,000 shares of common stock in its original Form 3.

(2) J - A member of a limited liability company, the manager of which is a limited liability company of which the reporting person is the manager, withdrew as a member of that limited liability company and received a distribution of 58,000 shares of common stock.

(3) J - A limited liability company, of which the reporting person is the manager, withdrew as the general partner of a partnership that held options to purchase 917,920 shares of common stock.

(4) J - A limited liability company, of which the reporting person is the manager, received from the issuer options to purchase 250,000 shares of common stock pursuant to a consulting agreement with the issuer.

**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)

4450/12/1018726